PRANA BIOTECHNOLOGY Limited
ACN 080 699 065

Prana Biotechnology Limited
ABN 37 080 699 065
For All Enquiries Call:
(within Australia) 1300 850 505
(outside Australia) 613 9415 4000
All Correspondence To:
Computershare Investor Services Pty Ltd
GPO Box 2975 Melbourne
Victoria 3001 Australia
Facsimilie 61 3 9473 2500

17 August 2007

IMPORTANT NOTICE

The default option for receiving your annual report has changed from a printed copy to be via our website. You have the choice of receiving notification about accessing your annual report online or continuing to receive a printed annual report.

MAKE YOUR SELECTION ON THE BACK OF THIS FORM

YOUR ANNUAL REPORT

YOUR CHOICE

Dear Shareholder

LEGISLATION CHANGE - WHAT THIS MEANS FOR YOU

The Australian Government recently introduced legislation allowing the default option for receiving annual reports to be via a company's website. You will receive timely, cost effective and greener online annual reports unless you request a printed copy. We will notify you in your AGM mail pack when the annual report becomes available on our website at **www.pranabio.com**. All other shareholder communications will continue to be sent to you by post.

WHAT ARE YOUR OPTIONS?

- Elect to continue receiving, free of charge, a printed copy of the annual report.
- If you take no action, information on accessing your online annual report will be provided in your AGM mail pack.

If you have any questions about this form please contact an investor services representative on 1300 850 505.

Yours sincerely

Richard Revelins
Company Secretary

YOUR ANNUAL REPORT OPTIONS

Elect to continue receiving a printed copy of the annual report

To receive a printed copy of the annual report please mark the annual report box below and send this letter back to us.

☐ **ANNUAL REPORT**
Our annual report with detailed financial, remuneration and governance information.

If you take no action, information on accessing your annual report online will be provided in your AGM mail pack.

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